June 17, 2019

Philip Bancroft
Executive Vice President and Chief Financial Officer
Chubb Ltd
1133 Avenue of the Americas
Floor 41
New York, NY 10036

       Re: Chubb Ltd
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 28, 2019
           File No. 001-11778

Dear Mr. Bancroft:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance